Juan Migone
United States Securities and Exchange Commission
CF/AD 5
100 F Street N.E.
Washington D.C. 20549-3561

Dear Mr. Migone,

In connection with the letter received by BorgWarner Inc. ("BorgWarner") from David R. Humphrey, dated February 25, 2011, BorgWarner respectfully requests a 5 business day extension of time to respond to the Securities and Exchange Commission's comments. We would appreciate an extension to Friday, March 18, 2011 to fully respond. The extension will enable us to confer with key members of management who are currently out of the office.

Thank you for your consideration of this request for extension of BorgWarner's time to respond to the Commission's comment letter.

Very Truly Yours,

/s/ Ronald T. Hundzinski
Ronald T. Hundzinski
Vice President, Controller
Principle Accounting Officer
BorgWarner Inc.